UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2007

                        Commission File Number: 001-16245

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|         Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1: ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|         No   |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.

Form 6-K:         Table of Contents

1.    Exhibit - Press release dated September 17, 2007

                                    EXHIBITS

      See press release attached hereto dated September 17, 2007 announcing the appointment of Mark Phelps as President of W.P. Stewart & Co., Ltd. and the addition of new executives to the firm.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            W.P. STEWART & CO., LTD.


Date: September 18, 2007                    By:  /s/  Susan G. Leber
                                            ----------------------------------
                                              Name:    Susan G. Leber
                                              Title:   Managing Director -
                                                       Chief Financial Officer